SCHEDULE 14A
                     SCHEDULE 14 INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the Registrant     [  ]

Filed by a Party other than the Registrant [  ]

Check the appropriate box:

[X] Preliminary Proxy Statement

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Section 240.14a-11(c) or
Section 240.14a-12

Name of Registrant as Specified in Its Charter:

Meadow Valley Corporation

Name of Person(s) Filing Proxy Statement:

Building Trades Organizing Project

Payment of Filing Fee (check the appropriate box)

[X] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or
14a-6(j)(2).

[ ] $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3).

[ ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

   Fourth/R> Revised Preliminary Proxy Statement

For release to shareholders

   10/25/98

Building Trades Organizing Project
4151 East Bonanza
Las Vegas, NV 89110
(702) 452-8600


INFORMATION ABOUT UPCOMING PROXY CONTEST AT MEADOW VALLEY
CORPORATION


TO FELLOW MEADOW VALLEY SHAREHOLDERS:

     We intend to solicit proxies for the 1999 shareholders meeting for a proposal requiring that management obtain shareholder approval for future related-party transactions.

     Meadow Valley has given shareholders ample reason to distrust the way it handles related-party transactions. It has engaged in many such transactions: at least 14 since
9/30/94. Many have not been minor or incidental. They include:

  - $10 million note in 1994 to company founder's estate, half to be paid with interest of 10%/yr when IPO closed, the other half payable at $1 million/yr plus interest at 12.5%/yr. Still not refinanced as of 6/30/98.


  - $1,286,000 (approx.) in materials and construction work, and equipment rented and sold by related parties to the company from 9/30/94 to 12/31/97<F1>, including:

  -- 1996: $163,450 of concrete

  -- 1997: $90,914 of concrete

  -- 1996: $375,893 in equipment rental and purchase.

      The most disturbing thing by far, however, has been the
Company's    disclosure practices with respect to these
transactions. The first problem has been the Company's practice not to set forth the names of the related parties in the documents sent all shareholders, with the exception of disclosing a Company attorney serving as a board member. The last time these names were included in such documents was in the S-1 prospectus (10/16/95). Not knowing the related party's identity makes it difficult to assess the character of each transaction and the overall importance to the corporation of all these transactions, including whether management is putting insiders' interests ahead of those of shareholders.

   <FN1>
This is based on our totalling the amounts reported by the Company in its SEC filings. We do not warrant the accuracy of such filings.

        The second problem is what appears to be inaccuracies in the amounts reported for such transactions in the 1996 and 1997
10Ks.     After we    complained to     the SEC about the
Company's disclosures, the Company filed amendments to its previous 10K filings providing certain further details about
these transactions, including    new dollar amounts and
identifying the    related     entities         as controlled by
Chief Operating Officer Paul Lewis or his sister.    The 1996 10K
originally reported $381,381 paid related parties for materials, or rented or purchased equipment. The recent amendment now shows a total of $539,333 for that year. Similarly, what was reported as $19,352 for 1997 in work, materials or equipment was restated
to $90,914.      As of this writing, this information had not
been mailed to shareholders.

     SEC regulations require    disclosure of the related party's
name and amount             when the transaction exceeds $60,000
and the related party has a material interest in the transaction. But the SEC does not have the power to protect shareholders if these related-party transactions are unfair. Such protection can only come from shareholders themselves.

     This resolution would amend the by-laws to stop these related-party transactions unless approved in advance by the shareholders.

     This measure would be unnecessary at many companies, where related-party transactions are infrequent or are fully-disclosed.
But Meadow Valley needs it because of a track record of multiple
insider transactions     and questionable disclosure
practices.

     The text of our resolution is as follows:

     RESOLVED that Article III of the company's by-laws is hereby amended to add the following Section 15:

     "Section 15. No Related Party Transactions. (a) The Board shall not authorize or otherwise cause the company to enter into any related party transactions to which it is not contractually committed on the effective date of this Section, and shall cause the company to terminate any existing related party transactions to which the company is contractually committed as of the effective date of this Section if termination can be accomplished without violating a contract or costing the company any money.
As used in this Section, "related party transaction" refers to those transactions which must be disclosed to shareholders pursuant to Securities and Exchange Commission Regulation S-K
Item 404(a). As used in this Section, "effective date" means the date the shareholders approved amendment of the Company's by-laws to add this Section.

     (b) Notwithstanding any other provision of these bylaws, this section may not be amended, altered, deleted or modified in any way by the Board of Directors without prior shareholder approval.

     (c) The provisions of subsection (a) of this Section shall not apply to any related party transaction approved in advance and as a separate item of business by the holders of a majority of all outstanding shares at a duly called and convened annual or special meeting of shareholders."

     AND FURTHER RESOLVED, that a conforming amendment be made to article III, Section I of the Bylaws, so that said section shall provide:

     "Section 1. General Powers. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, its board of directors, except as otherwise provided under Nevada law, [or] the articles of corporation or these Bylaws."

     AND FURTHER RESOLVED, that should shareholders not be permitted by law to bind directors as above, this resolution should be deemed a recommendation that officers and directors voluntarily adopt a policy of seeking shareholder approval before engaging in transactions with the company.

Management (or others) might ask a court to declare such a bylaw amendment beyond the power of shareholders under the law of Nevada (where the company is incorporated). Our counsel (Richard McCracken and Andrew Kahn) advise us that in their professional opinion, this amendment would likely be held proper. However, no assurances can be offered shareholders in this regard. There is no published Nevada court opinion on point. For more information on this, feel free to contact us.

VOTING RIGHTS

     We intend to solicit for the proposal using our own proxy card and a new proxy statement: look for these after you receive your proxy card from the Company. The Company's proxy card may not include the proposal. We intend to solicit at least a majority of the voting power of the outstanding stock.
The Company's annual meetings have occurred in June in Phoenix. Passage of the proposal will require a favorable vote by a majority of the stock represented at the meeting. A shareholder may revoke a proxy card any time prior to the count at the meeting by (a) executing a new card; (b) sending written notice of revocation to the Company's Secretary, or (c) attending the meeting and voting there. The Company's principal offices are at 4411 South 40th St., Suite D-11, Phoenix AZ 85040; (tel.) 602-437-5400.

PROXY SOLICITATION

     This solicitation is conducted by Building Trades Organizing Project (BTOP), a group of labor organizations based in Las Vegas, NV. BTOP owns 263 shares of common stock. BTOP representatives attended the 1998 shareholders meeting where they inquired about related-party transactions. BTOP is involved in Southern Nevada in organizing the Company's non-union workforce and subcontractors (some of its subcontractors are unionized), and thus may have interests differing from other shareholders. BTOP will vote each proxy card it gathers in accordance with the shareholder's instructions, regardless of the outcome of labor relations matters. BTOP will seek no discretionary voting authority: it will not vote on any matters on which no instructions are provided. BTOP will bear all solicitation costs (anticipated at $5000) and not seek reimbursement from the Company. It intends to solicit proxies by mail, phone, fax, e-mail and meetings.

TRANSACTIONS WITH MANAGEMENT AND DIRECTORS/RECORD DATE/EXECUTIVE
COMPENSATION/STOCK OWNERSHIP OF MANAGEMENT, DIRECTORS AND 5%
OWNERS/ELECTION OF DIRECTORS

     We do not have information on these matters more current than the Company's 5/1/98 proxy statement (pages 1 through 20) and its 10/7/98 amendments to its previous 10K filings. These are incorporated by reference herein. You may obtain a copy from the SEC's EDGAR database (www.sec.gov), or by contacting us at the address and phone above.

SHAREHOLDER PROPOSALS

     Under SEC Rule 14a-8, any shareholder who has held at least $2000 worth of the Company's stock for at least one year is entitled to submit a proposal for inclusion in the Company's proxy materials. The deadline for submission is December 31, 1998. Feel free to contact us for more information about this process.

PLEASE RETURN THE ENCLOSED SURVEY TODAY.

FOR MORE INFORMATION, CONTACT US AT BTOP c/o Allen Smith (702)
452-8600

SURVEY OF MEADOW VALLEY SHAREHOLDERS

This is a voluntary survey, not a proxy card, and cannot be used to vote on the proposal.

The information from your response will not be used for any purpose except communicating with shareholders and the Company about matters for shareholder vote. We will keep your identity confidential. Regardless of how you respond to this survey, you will be able to formally approve or disapprove the proposal upon receiving a proxy card.

YOUR VIEW OF THE PROPOSAL:

[  ] Strongly Support
[  ] Likely to Support
[  ] Likely to Oppose because __________________________________
[  ] Undecided

[ ] Please send me more information about the issues on which Company shareholders will be voting:
     Mailing address:__________________________
     E-mail address: __________________________
     Telephone:________________________________
     Fax: _____________________________________

_______________________                 __________
PRINT SHAREHOLDER NAME                  # SHARES

Please return by November 31, 1998 in the enclosed envelope.